EXHIBIT 99.1

Stantec reports a 27.7% increase in fourth quarter and a 9.9% increase in full-year 2020 adjusted diluted EPS to cap off record year. Annualized dividend raised by 6.5%

EDMONTON, Alberta and NEW YORK, Feb. 24, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE:STN Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior periods ended December 31, 2019.

Stantec today reported its results for the fourth quarter and year ended December 31, 2020, updated its 2021 outlook, and provided an update on the timeline required to achieve its long-term strategic targets.

“In a year like no other, we leaned on our core values of doing what is right and putting people first. In doing so, we delivered record earnings while achieving best in class sustainability ratings and employee retention rates,” said Gord Johnston, President and CEO. “I want to thank our employees for remaining steadfast through the pandemic and for their hard work in continuing to execute our strategic plan.”

“A key element of our strategic plan to drive operating efficiency is our commitment to optimize our occupancy footprint,” continued Mr. Johnston. “In the fourth quarter, we began implementing this plan, through which we intend to achieve an approximate 30% reduction in our existing real estate footprint by the end of 2023. In addition to reducing our office-based emissions in support of our carbon neutrality and net-zero goals, the redirection of capital deployed to real estate will drive an immediate and material increase to net income. As a result, we have increased our earnings guidance for 2021.”

“We are also affirming today that we intend to meet our long-term financial targets, as set out in our strategic plan, by the end of 2023. With a strong balance sheet, enviable backlog, and healthy acquisition pipeline, we are focused on delivering growth and shareholder value in 2021.”

Full-Year 2020 Financial Highlights

Stantec's full-year adjusted net income increased 10.6% to $248.9 million and adjusted diluted earnings per share ("EPS") increased 9.9% to $2.22. Earnings for the year exceeded expectations on the strength of the company’s fourth quarter performance where net revenue generation was slightly stronger and discretionary costs were significantly lower than anticipated. As well, strong fourth quarter cash flow generation led to lower than expected interest expense. Stantec’s strong business performance was augmented by the favorable resolution of certain tax matters recorded in the fourth quarter.

  Net revenue was comparable to the prior year, with a slight decrease of 0.7% or $26.8 million, mainly due to organic retraction of 1.8%. Organic growth was achieved in the Energy & Resources and Water businesses. Other businesses and regions experienced nominal retractions, with the exception of Buildings which retracted 7.2% due to pandemic-related disruptions.
  Gross margin decreased 3.9%, or $77.9 million, and decreased as a percentage of net revenue from 54.1% to 52.4%, primarily due to the impact of pandemic-related disruptions as well as project mix.
  Administrative and marketing costs were 36.7% of net revenue compared with 38.6% in the prior year, primarily as a result of improved operational efficiencies, the implementation of staffing strategies in response to the pandemic, and reduced discretionary spending. Partly offsetting the reductions is $5.0 million in COVID-related expenses incurred primarily for severance.
  Adjusted EBITDA from continuing operations increased by 0.8% to $578.9 million compared to $574.4 million, and adjusted EBITDA margin increased by 0.2% to 15.7% from 15.5% in 2019.
  Net income from continuing operations decreased 18.2%, or $35.3 million, to $159.1 million, and diluted EPS decreased by 18.4%, or $0.32, to $1.42 primarily due to the recording of $78.6 million in non-cash lease asset and related property and equipment impairments (pre-tax) arising from the strategic initiative to optimize occupancy costs.
  Contract backlog is $4.4 billion—a 2.8% increase from December 31, 2019—representing approximately 11 months of work. Year over year, backlog grew organically by 3.1%.
  Net debt to adjusted EBITDA was 0.7x at December 31, 2020—below the internal guideline of 1.0x to 2.0x.
  Operating cash flows from continuing operations increased 33.9% from $449.9 million to $602.6 million; this improvement was mainly due to increased cash receipts from clients and reduced payments paid to suppliers. These increases were partly offset by higher payments made to employees and higher income tax paid.
  Days sales outstanding was 75 days, a strong improvement compared to 79 days at December 31, 2019, and 82 days at September 30, 2020.
  In line with Stantec's growth strategy, three acquisitions were completed in the fourth quarter of 2020. These acquisitions complement the company's existing businesses and geographic operations and are expected to deliver immediate value.
  $300 million senior unsecured notes that bear interest at a fixed rate of 2.048% per annum were issued through private placement on October 8, 2020. These were assigned an investment-grade credit rating of BBB by DBRS Limited. The proceeds were used to repay a portion of existing indebtedness on the revolving credit facility.
  2,047,948 common shares were repurchased for an aggregated price of $78.3 million under Stantec's normal course issuer bid (NCIB). The NCIB was renewed on November 12, 2020 which allows for the repurchase of up to 5,605,224 of Stantec's common shares.
  Subsequent to the end of the year, Stantec agreed to acquire GTA consultants, a 135-person transportation firm based in Australia.
  A dividend of $0.165 per share, payable on April 15, 2021, to shareholders on record on March 31, 2021, was declared by Stantec's Board of Directors on February 24, 2021, representing a 6.5% increase on an annual basis.

Strategic Value Creation

Stantec launched its strategic plan in December 2019 with the aim to grow and diversify sustainably for the benefit of clients, employees, and shareholders. Stantec made significant progress across its four strategic value creators in 2020.

Excellence

Stantec's focus on excellence enabled it to meet and exceed stakeholder expectations, even in the face of the challenges brought on by the pandemic. Entering 2020, the company was well positioned for success, having significantly restructured its leadership model and leaned out its organization, which removed approximately $45 million from its cost structure. Strong execution and operational efficiency, including a rigorous focus on discretionary spending, resulted in a 59.8% improvement in free cash flow and a 0.2% increase in Adjusted EBITDA margin to 15.7% compared with 15.5% in 2019.

Stantec's strategic initiative to optimize its occupancy footprint targets an approximate 30% reduction in existing real estate square footage by the end of 2023. This is expected to materially increase net income and maximize the return on investment in real estate by subleasing space that is not required. In addition, the implementation of a flexible workplace model to support this initiative is expected to increase the satisfaction and productivity of employees. Achieving a lower space per employee ratio is also key to Stantec achieving net-zero carbon emissions by 2030.

Stantec has been ranked, for the second consecutive year, on Corporate Knights’ list of the Top 100 most sustainable companies in the world. For 2021, Stantec was ranked as the fifth most sustainable company in the world, and first in North America - the only engineering and design firm to be included on this exclusive list. Sustainability – encompassing environmental, social, and governance performance – is a critical component of the excellence value creator and central to Stantec’s core values. This recognition from Corporate Knights is a validation of Stantec’s leadership position on sustainability across all sectors and geographies.

Innovation

Innovation is an essential component of continued market competitiveness, and a key enabler for organic growth and for the achievement of Stantec's sustainability targets. In January 2020, the Innovation Office was established under Stantec's newly appointed Chief Innovation Officer, with a primary mission to stimulate, encourage, incubate, and operationalize transformative innovation at Stantec for monetization and commercialization.

Stantec is currently piloting machine learning with its digital engineer program to expand the organization's capacity and speed in the field of complex data analysis. The company has also moved into the autonomous vehicles space with the establishment of Stantec GenAV. FAMS (Financial Analysis and Management System), a web-based, software-as-a-service (SaaS) product tightly bound to the financial planning consultative practice has been operationalized, as has InsightAnalytics, a suite of tools and models for the optimization water and wastewater utilities (also sold on a SaaS basis).

People

In 2020, Stantec built on the strategy that has established it as an employer of choice.

Continuing with its strong commitment to community engagement and support of inclusion and diversity, Stantec has developed a plan with five key action areas to address the systemic barriers faced by the Black, Indigenous, and People of Color (BIPOC) community in the engineering and design industry (please see Stantec's 2020 Annual Report for more information).

Stantec was included in the 2020 Bloomberg Gender-Equality Index (GEI), which tracks the performance of public companies committed to advancing women’s equality in the workplace. On the matter of pay equity, a 2020 study determined that Stantec's base pay gap in North America was only 3% on a median compa ratio basis. While Stantec is pleased its commitment to pay equity has yielded this positive result, the company will continue to focus on closing this gap altogether.

Stantec's voluntary turnover rate of approximately 8% in 2020 continues to be 2% to 3% better than industry average. The company was also named Forbes 2020 World’s Best Employers, Forbes 2020 Best Employers for Women, and Forbes 2020 Canada’s Best Employers.

Growth

In 2020, Stantec demonstrated the resiliency of its business model and continued to execute on its commitment to create shareholder value and grow earnings. Against the backdrop of the greatest economic challenge in a generation, Stantec delivered record adjusted earnings, offsetting nominal organic net revenue retraction with operational excellence.

Stantec continued its pursuit of growth through acquisition, completing three transactions in the fourth quarter of 2020 for an aggregate $61.3 million. These strategic acquisitions add approximately 400 employees to the Stantec family and position the company for continued acquisition revenue growth.

With the strength of its balance sheet and a robust M&A pipeline, Stantec will continue to deploy capital with rigor and discipline to achieve the best risk-adjusted returns for shareholders.

Outlook

Stantec today provided an update to its Annual Targets for 2021, first introduced on November 4, 2020. Further details are provided in the Outlook section of Stantec's 2020 Annual Report.

Targets for 2021, which have been increased, continue to be based on the assumption of a continued gradual global recovery but may not be valid should the Company’s key geographies experience a severe worsening of the pandemic before relief from vaccinations efforts is achieved.

Annual Targets for 2021 - Updated

Stantec's financial performance in 2020, along with recent changes to its project mix and other initiatives, has increased earnings expectations for 2021 from the outlook established in November 2020. In particular, the implementation of the company’s strategic initiative to optimize its occupancy footprint in Q4 2020 will drive incremental earnings of approximately $0.10 per share, which was not incorporated into Stantec's initial forecast. As well, with travel restrictions now anticipated to remain in place throughout much of 2021, discretionary spending is expected to remain lower for longer. These factors are expected to more than offset the approximate $0.10 per share realized from the claim cost and tax recoveries recorded primarily in Q4 2020. As a result, Stantec projects low to mid-single digit growth, on a percentage basis, in adjusted diluted EPS in comparison to 2020.

On balance, a protracted recovery will likely result in some continued inefficiencies in project delivery, that were introduced by the pandemic. Further, there remains a great deal of uncertainty as to the pace of economic recovery from the disruption caused by the pandemic, particularly in light of the unknown impacts from potential new virus variants and the current pace of vaccinations.

Therefore, Stantec has made the following updates to its 2021 targets, which do not currently contemplate any significant infrastructure stimulus spending in the United States.

(In millions of Canadian dollars, unless otherwise stated)	Previously Published 2021 Range	Revised 2021 Annual Range
Adjusted EBITDA as % of net revenue (note)	14.5% to 15.5%	14.5% to 16.0%
Adjusted net income as % of net revenue (note)	At or above 6.0%	At or above 6.5%
Adjusted return on invested capital (note)	At or above 9.0%	At or above 9.5%

In setting targets and guidance,the average value for the Canadian dollar was assumed to be $0.76 USD and £0.58 GBP (see Assumptions included on page M-31 of the 2020 Annual Report).

note: Adjusted EBITDA, adjusted net income, and ROIC are non-IFRS measures and ROIC and DSO are metrics discussed in the Definitions section of the 2020 Annual Report.

Long-term Strategic Financial Targets

As part of Stantec's strategic plan, four key financial targets were established:

  Grow net revenue at a compound annual growth rate (CAGR) of greater than 10%.
  Drive adjusted EBITDA margins to the range of 16% to 17%.
  Grow earnings per share at a CAGR of greater than 11%.
  Deliver an adjusted return on invested capital of greater than 10%.

Stantec has reaffirmed that these continue to be the appropriate financial targets. However, in light of the disruption caused by the pandemic, Stantec now expects to achieve the targets by the end of 2023.

Fourth Quarter 2020 Financial Highlights

Stantec's Q4 2020 adjusted net income increased 28.1% to $67.0 million representing 7.8% of net revenue. Adjusted diluted EPS increased 27.7% to $0.60. Fourth quarter earnings reflect solid performance, enhanced by the recovery of claim costs on a historical project, reduced interest expense, lower amortization of intangible assets, and higher tax recoveries.

  Net revenue decreased 4.4% or $39.3 million mainly due to organic retraction of 4.4%. Consistent with expectations, organic growth was achieved in the Energy & Resources business, while anticipated project slowdowns and deferrals from the COVID-19 pandemic contributed to organic retractions in other businesses and geographies.
  Gross margin decreased 6.4%, or $31.3 million, and decreased as a percentage of net revenue from 54.0% to 52.8%, primarily due to the impact of pandemic-related disruptions as well as project mix.
  Administrative and marketing costs were 36.8% of net revenue compared with 38.7% in the prior period primarily as a result of reduced discretionary spending, and the recovery of claim costs on a historical project.
  Adjusted EBITDA from continuing operations was $138.5 million, representing 16.1% of net revenue compared to $142.8 million or 15.8% of net revenue in the prior period. The recovery of claim costs discussed above contributed approximately 0.5% to Q4 adjusted EBITDA margin.
  Net income from continuing operations decreased 64.9%, or $27.5 million, to $14.9 million, and diluted EPS decreased by 65.8%, or $0.25, to $0.13 primarily due to the recording of $66.7 million in non-cash lease asset and related property and equipment impairments arising from a strategic initiative to optimize Stantec's occupancy footprint.

Q4 and Full-year 2020 Financial Summary

	Quarter Ended Dec 31,		Year Ended Dec 31,
	2020	2019	2020	2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	$	$	$
Gross revenue	1,126.1	1,210.2	4,730.1	4,827.3
Net revenue	861.7	901.0	3,684.5	3,711.3
Direct payroll costs	406.7	414.7	1,754.0	1,702.9
Gross margin	455.0	486.3	1,930.5	2,008.4
Administrative and marketing expenses	317.5	348.5	1,352.9	1,433.6
Other	(3.8)	(2.2)	4.3	(1.2)
EBITDA from continuing operations (note)	141.3	140.0	573.3	576.0
Depreciation of property and equipment	14.2	14.7	57.9	58.2
Depreciation of lease assets	27.9	30.6	117.7	115.8
Impairment of lease assets and property and equipment	66.7	—	78.6	—
Amortization of intangible assets	11.8	16.9	53.2	66.9
Net interest expense	10.2	17.5	49.2	69.6
Income taxes	(4.4)	17.9	57.6	71.1
Net income from continuing operations	14.9	42.4	159.1	194.4
Net income from discontinued operations	1.8	—	12.0	—
Net income	16.7	42.4	171.1	194.4
Basic earnings per share (EPS) from continuing operations	0.13	0.38	1.43	1.74
Diluted EPS from continuing operations	0.13	0.38	1.42	1.74
Adjusted EBITDA from continuing operations (note)	138.5	142.8	578.9	574.4
Adjusted net income from continuing operations (note)	67.0	52.3	248.9	225.0
Adjusted diluted EPS from continuing operations (note)	0.60	0.47	2.22	2.02
Dividends declared per common share	0.155	0.145	0.620	0.580

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions sections of the 2020 Annual Report).

n/m = not meaningful

Tomorrow’s Conference Call

On Thursday, February 25, 2021, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a conference call to discuss the Company’s fourth quarter performance.

The webcast and slide presentation can be accessed at the following link:
https://edge.media-server.com/mmc/p/whiotnb8

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-866-548-4713 (Canada and United States) or +1-647-484-0477 (international). Please provide confirmation code 9973228 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, adjusted return on invested capital, net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2020 annual report and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Annual Targets for 2021 in their entirety, the timing and ability to achieve the 2023 targets initially laid out in the strategic plan Stantec launched in December 2019, its position to withstand the challenges caused by the pandemic, any projections related to revenue, gross margin, utilization and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to Stantec's Annual Targets for 2021 and Stantec's 2020 Outlook are provided in the Company’s 2020 annual report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2020 annual report. You may access this report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2020 annual report free of charge from the investor contact noted below.

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Net income from continuing operations	14.9	42.4	159.1	194.4
Add back:
Income taxes	(4.4)	17.9	57.6	71.1
Net interest expense	10.2	17.5	49.2	69.6
Impairment of lease assets and property and equipment	66.7	—	78.6	—
Depreciation and amortization	53.9	62.2	228.8	240.9

EBITDA from continuing operations	141.3	140.0	573.3	576.0
Add back (deduct) pre-tax:
Unrealized gain on investments held on equity securities	(5.2)	(1.0)	(0.7)	(7.9)
COVID-related expenses	1.1	—	5.0	—
Acquisition, integration, and restructuring costs (note 5)	1.3	3.8	1.3	6.3

Adjusted EBITDA from continuing operations	138.5	142.8	578.9	574.4

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2020	2019	2020	2019
Net income from continuing operations	14.9	42.4	159.1	194.4
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	5.8	8.0	26.4	30.7
Unrealized gain on investments held on equity securities (note 2)	(3.7)	(0.8)	(0.5)	(5.7)
Impairment of lease assets and property and equipment (note 3)	48.1	—	56.6	—
COVID-related expenses (note 4)	0.8	—	3.6	—
Acquisition, integration, and restructuring costs (note 5)	1.1	2.7	3.7	5.6

Adjusted net income from continuing operations	67.0	52.3	248.9	225.0
Weighted average number of shares outstanding - basic	111,597,381	111,202,939	111,553,711	111,550,424
Weighted average number of shares outstanding - diluted	111,987,362	111,209,939	111,949,305	111,550,424

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.60	0.47	2.23	2.02
Adjusted earnings per share - diluted	0.60	0.47	2.22	2.02

See the Definitions section of the 2020 annual report for the discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2020, this amount is net of tax of $10.3 (2019 - $11.2). For the quarter ended December 31, 2020, this amount is net of tax of $2.0 (2019 - $2.4).

note 2: For the year ended December 31, 2020, this amount is net of tax of ($0.2) (2019 - ($2.2)). For the quarter ended December 31, 2020, this amount is net of tax of ($1.5) ( 2019 - $0.2).

note 3: For the year ended December 31, 2020, this amount is net of tax of $22.0 (2019 - nil ). For the quarter ended December 31, 2020, this amount is net of tax of $18.6 (2019 - nil).

note 4: For the year ended December 31, 2020, this amount is net of tax of $1.4 (2019 - nil). For the quarter ended December 31, 2020, this amount is net of tax of $0.3 (2019 - nil).

note 5: The add back of other costs primarily relates to integration expenses associated with acquisitions, past service costs for pensions, one time financing costs associated with internal debt restructuring, reorganization and transitional tax expenses, and severance related to organizational reshaping. For the year ended December 31, 2020, this amount is net of tax of $0.4 (2019 - 1.8). For the quarter ended December 31, 2020, this amount is net of tax of $0.4 (2019 - $1.1).

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Media Contact
Stephanie Smith
Stantec Media Relations
Ph: 780-917-7230
stephanie.smith2@stantec.com